UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000
                                   -----------------


[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ________________ to_____________________

Commission file number 1-12541
                       -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         JAHN FOUNDRY CORP. UNION 401(K) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         ATCHISON CASTING CORPORATION
         400 South Fourth Street
         Atchison, Kansas  66002

    Jahn Foundry Corp. Union 401(k) Plan

    Financial Statements as of and for the Years Ended December 31, 2000 and 1999, Supplemental Schedules as of and for the Year Ended December 31, 2000 and Independent Auditors' Report



JAHN FOUNDRY CORP. UNION 401(k) PLAN

TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------


                                                                                                         Page
                                                                                                         ----

INDEPENDENT AUDITORS' REPORT                                                                              1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                                                        2

   Statements of Changes in Net Assets Available for Benefits                                             3

   Notes to Financial Statements                                                                         4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2000:

   Form 5500, Schedule H, Part IV, Line 4a and 4d - Schedule of Nonexempt Transactions                    9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment
     Purposes at the End of Year                                                                         10


Note:  Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants
  Jahn Foundry Corp. Union 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Jahn Foundry Corp. Union 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Deoitte & Touche LLP
Kansas City, Missouri
June 22, 2001

JAHN FOUNDRY CORP. UNION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------------------------------------------------


                                                          2000             1999

ASSETS:
  Investments:
   Mutual funds                                         $134,903        $ 68,663
   Guaranteed interest account                               966
   Common/collective trust                                                35,300
                                                        --------        --------

       Total investments                                 135,869         103,963
                                                        --------        --------

  Receivables -
    Participants' contributions                            6,401           1,843
                                                        --------        --------


NET ASSETS AVAILABLE FOR BENEFITS                       $142,270        $105,806
                                                        ========        ========


See notes to financial statements.

JAHN FOUNDRY CORP. UNION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
----------------------------------------------------------------------------------------------------------------------


ADDITIONS:                                                                              2000                 1999
  Investment income:
    Net appreciation (depreciation) in fair value of investments                     $ (26,950)            $  23,038
    Interest and dividend income                                                        14,205                 3,391
                                                                                     ---------             ---------

        Investment income (loss)                                                       (12,745)               26,429
                                                                                     ---------             ---------

  Contributions:
    Participant                                                                         61,531                60,797
    Rollovers                                                                            6,951
                                                                                     ---------             ---------

       Total contributions                                                              68,482                60,797

       Total additions                                                                  55,737                87,226
                                                                                     ---------             ---------

DEDUCTIONS:
  Benefits paid to participants                                                         13,718                 5,731
  Administrative expenses                                                                  407
  Transfer to Atchison Casting Corporation 401(k) Plan                                   5,148
                                                                                     ---------             ---------

       Total deductions                                                                 19,273                 5,731
                                                                                     ---------             ---------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                           36,464                81,495

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                     105,806                24,311
                                                                                     ---------             ---------

 End of year                                                                         $ 142,270             $ 105,806
                                                                                     =========             =========


See notes to financial statements.

JAHN FOUNDRY CORP. UNION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Jahn Foundry Corp. Union 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan sponsored by Jahn Foundry Corporation (the "Company" or the "Plan Sponsor") a subsidiary of Atchison Casting Corporation. Automatic Data Processing, Inc. ("ADP") served as the custodian of the Plan through July 5, 2000 at which time Prudential Investments ("Prudential") became the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     During 2000, the Plan transferred $5,148 to the Atchison Casting Corporation 401(k) Plan (the "Corporation Plan"), which represents the account balances of collectively bargained employees who became salaried employees and were subsequently transferred to the Corporation Plan.

     Eligibility and Participation - Union employees are eligible for participation in the Plan after completing at least three months of continuous service, providing they meet the prescribed eligibility requirements set forth in the Plan document.

     Contributions - Plan participants may contribute up to 15% of their salary on a pre-tax basis, subject to certain Internal Revenue Code ("IRC") limitations.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in the following investment options.

     The funds offered by Prudential as of December 31, 2000 were as follows:

        o        Oppenheimer Global Fund
        o        Van Kampen Emerging Growth Fund
        o        MFS Massachusetts Investors Trust
        o        Prudential Stock Index Fund
        o        Prudential Government Securities Trust - Money Market Series
        o        AIM Balanced Fund
        o        MFS Massachusetts Investors Growth Fund
        o        Fidelity Advisor Equity Growth Fund
        o        The Prudential Insurance Company of America Guaranteed Interest
                 Account

        o        Prudential High Yield Fund
        o        Prudential Value Fund
        o        Prudential Jennison Growth Fund
        o        Fidelity Advisor Equity Income Fund
        o        Franklin Convertible Securities Fund
        o        Prudential Government Income Fund
        o        Atchison Casting Corporation - Common Stock

     The funds offered by ADP through July 5, 2000, were as follows:

        o        SSB Life Solutions Balanced Growth Fund
        o        SSB Life Solutions Growth Fund
        o        SSB Life Solutions Income/Growth Fund
        o        State Street Government Money Market
        o        State Street S&P 500 Index Fund
        o        Janus Worldwide Fund
        o        Putnam OTC & Emerging Growth Fund
        o        Fidelity Advisors Growth Opportunity Fund

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Payment of Benefits - Upon termination of service due to death, layoff, disability, hardship, termination or retirement, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or annual installments. If a participant dies, the balance in his or her account becomes fully vested and payable to the beneficiary.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan agreement.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The December 31, 2000 investments, excluding the guaranteed interest contract, are stated at fair values as determined by quoted market prices. See Note 3 regarding the valuation of guaranteed interest contracts. The December 31, 1999 investments, excluding the common/collective trust, were stated at fair values as determined by quoted market prices. The common/collective trust fund was estimated at fair value, which was determined based on the underlying values of the funds.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefits are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The Prudential contract for this Plan has been deemed to be fully benefit responsive, according to provisions of SOP 94-4. As such, the contracts are presented at contract value which approximates fair value, on the statement of net assets available for benefits as of December 31, 2000. The crediting interest rates for the year ended December 31, 2000 for the contract ranges from 4.85% -5.90%. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2000 and 1999 are as follows:

                                                                                  2000             1999

        Oppenheimer Global Fund                                                $ 38,298
        Van Kampen Emerging Growth Fund                                          27,143
        MFS Massachusetts Investors Trust                                        17,811
        Prudential Stock Index Fund                                              16,368
        Prudential Government Securities Trust - Money Market Series             15,446
        AIM Balanced Fund                                                        14,975
        Janus Worldwide Fund                                                                    $ 28,733
        Putnam OTC & Emerging Growth Fund                                                         27,513
        State Street S&P 500 Index Fund                                                           13,916
        Fidelity Advisors Growth Opportunities Fund                                               12,417
        SSB Life Solutions Growth Fund                                                             6,464
        State Street Government Money Market                                                       6,266
        SSB Life Solutions Income/Growth Fund                                                      5,315



     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(26,950) and $23,038 respectively as follows:


                                                                                    2000          1999

Mutual funds                                                                      $(26,953)    $ 19,875
Common/collective trusts                                                                 3        3,163
                                                                                  --------     --------

Net appreciation (depreciation)                                                   $(26,950)    $ 23,038
                                                                                  ========     ========

6.   RELATED PARTIES

     Certain Plan investments are shares of mutual funds and a guaranteed interest contract managed by Prudential. Prudential is the custodian as defined by the Plan from July 5, 2000 through December 31, 2000 and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during 1999 and 2000 were shares of mutual funds and common/collective trusts held by ADP. ADP was the custodian as defined by the Plan through July 5, 2000, therefore, these transactions qualify as party-in-interest.

7.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.   TAX STATUS

     The non-standardized prototype plan document adopted by the Plan has received a favorable opinion letter from the Internal Revenue Service stating that the Plan and related trust are designed in accordance with the Internal Revenue Code ("IRC"). However, a determination letter has not been requested for the Plan's specific adoption agreement. The Plan Sponsor believes that the Plan, as adopted, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

     The following is a reconciliation of net assets available for benefits at December 31, 2000 and 1999 per the financial statements to the Form 5500:

                                                                               2000             1999
        Net assets available for benefits per the financial statements      142,270          105,806

        Less:  Participants' contributions receivable                        (6,401)          (1,843)
                                                                             --------         -------

        Net assets available for benefits per the 5500                     $ 135,869        $ 103,963
                                                                           ==========       =========


     The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the year ended December 31, 2000:



        Participant contributions per the financial statements                               $ 61,531

        Less:  Participant contributions receivable as of December 31, 2000                    (6,401)
        Add:  Participant contributions receivable as of December 31, 1999                      1,843
                                                                                                -----

        Participant contributions per Form 5500                                              $ 56,973
                                                                                             ========

10.  NONEXEMPT TRANSACTION

     During the year ended December 31, 2000 employee deferrals of $2,124 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Plan Sponsor. These transactions were prohibited according to the provisions of the DOL. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor.

11.  SUBSEQUENT EVENT

     Effective January 2001, the plan will permit loans to participants.

                                     ******



JAHN FOUNDRY CORP. UNION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a and 4d  - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------------------


     (a)                (b)                       (c)                   (d)      (e)     (f)         (g)         (h)       (i)
                 Relationship of     Description of Transactions
                  Plan, Employer   Including Maturity Date, Rate                                 Expenses
 Identity of         or Other      of Interest, Collateral, Par or  Purchase  Selling  Lease   Incurred with  Cost of  Current Value
Party Involved  Party-in-Interest          Maturity Value             Price    Price   Rental   Transaction    Asset    of Asset

Jahn Foundry      Plan Sponsor      Employee contributions not
Corp. Union                         timely remitted to the Plan    $ 2,124*                                   $ 2,124     $ 2,124


-----------------------
(Table continued)
        (j)

     Net Gain
   (Loss) on Each
    Transaction



*This represents the total amount of contributions that have been withheld from employees, but not remitted timely into trust by the Plan Sponsor.



                                       9


JAHN FOUNDRY CORP. UNION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES AT THE END OF YEAR
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------


 (a)                         (b)                                 (c)                                      (d)
                                                      Description of Investment Including
                     Identity of Issue,                 Maturity Date, Rate of Interest,                Current
              Borrower, Lessor or Similar Party        Collateral, Par or Maturity Value                 Value

      Oppenheimer Global Fund                                    Mutual fund
                                                                 (723 shares)                            $ 38,298

      Van Kampen Emerging Growth Fund                            Mutual fund
                                                                 (432 shares)                              27,143

      MFS Massachusetts Investors Trust                          Mutual fund
                                                                 (890 shares)                              17,811

  *   Prudential Stock Index Fund                                Mutual fund
                                                                 (557 shares)                              16,368

  *   Prudential Government Securities Trust -                   Money market fund
          Money Market Series                                    (15,446 shares)                           15,446

      AIM Balanced Fund                                          Mutual fund
                                                                 (498 shares)                              14,975

      MFS Massachusetts Investors Growth Fund                    Mutual fund
                                                                 (88 shares)                                1,500

      Fidelity Advisor Equity Growth Fund                        Mutual fund
                                                                 (24 shares)                                1,436

  *   The Prudential Insurance Company of America                Guaranteed Interest Account                  966

  *   Prudential High Yield Fund                                 Mutual fund
                                                                 (103 shares)                                 637

  *   Prudential Value Fund                                      Mutual fund
                                                                 (24 shares)                                  443

  *   Prudential Jennison Growth Fund                            Mutual fund
                                                                 (18 shares)                                  324

      Fidelity Advisor Equity Income Fund                        Mutual fund
                                                                 (12 shares)                                  321

      Franklin Convertible Securities Fund                       Mutual fund
                                                                 (9 shares)                                   130

  *   Prudential Government Income Fund                          Mutual fund
                                                                 (8 shares)                                   71
                                                                                                              --


                Total investments                                                                       $135,869
                                                                                                        ========


  * Represents party-in-interest to the Plan.

                                       10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            JAHN FOUNDRY CORPORATE UNION
                                            401(K) PLAN

Date   June 29, 2001                        By:  Atchison Casting Corporation,
       -------------                             the parent of Jahn Foundry
                                                 Corp., its Administrator


                                            By:  /s/ Hugh Aiken
                                               -------------------------------
                                                   Hugh Aiken
                                                   Chairman and CEO

                                 EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION
--------------          -----------

23                      Consent of Deloitte & Touche LLP